FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2016

Commission File Number: 001-37724

Endesa Américas S.A.

Endesa Américas S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Endesa Américas S.A.

Securities Registration Record N° 1138

Santiago, April 27, 2016

                                                                                                                             Ger. Gen. N° 14 /2016

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins 1449

Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market  Law N° 18.045 and as established under General Rule N°30 of the Superintendence, duly authorized on behalf of Endesa Américas S.A. (“Endesa Américas” or the “Company”), I hereby inform you of the following significant event:

At the Endesa America´s Ordinary Shareholders Meeting (“OSM”) held today, the new Board of Directors of the Company was elected for a period of three years starting from the date of the meeting.

The following are now the members of the Board of Directors:

•              Rafael Fauquié Bernal

•              María Loreto Silva Rojas

•              Umberto Magrini

•              Francesco Buresti

•              Vittorio Vagliasindi

•              Mauro Di Carlo

•              Luca Noviello

•              Hernan Cheyre Valenzuela

•              Eduardo Novoa Castellón

Sincerely yours,

Endesa Américas S.A.

Valter Moro

Chief Executive Officer

c.c.:      Banco Central de Chile (Central Bank of Chile)

             Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA AMÉRICAS S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: April 28, 2016